Exhibit (a)(5)(E)

ENERGY CORPORATION OF AMERICA ANNOUNCES SUCCESSFUL OFFER TO EXCHANGE

DENVER, CO—(Marketwire — March 14, 2013) - Officials with Energy Corporation of America (the “Company”) announced today that the Company has accepted for payment all depositary units (“NGT Depositary Units”) of Eastern American Natural Gas Trust (“NGT”) that were validly tendered in its offer to exchange up to approximately 4.1 million common units (“ECT Common Units”) of ECA Marcellus Trust I (“ECT”) that it owns for up to approximately 3.2 million NGT Depositary Units. The offer to exchange (the “Offer”) expired at 11:59 P.M. (New York City time) at the end of the day on March 13, 2013.

As previously reported, the final exchange ratio of 1.361 was determined based on the volume weighted average trading price of ECT Common Units for the 10-day period ending on March 11, 2013 (the 18th business day following commencement of the Offer ($16.56)). Holders of NGT Depositary Units will receive 136 ECT Common Units and a cash payment equivalent to .1 ECT Common Units ($1.65) for every 100 NGT Depositary Units validly tendered and delivered pursuant to the Offer and accepted by the Company.

American Stock Transfer & Trust Company, LLC, the exchange agent for the Offer, has advised the Company that, as of 11:59 P.M., New York City time, at the end of the day on Wednesday, March 13, 2013, an aggregate of 948,750 NGT Depositary Units had been validly tendered for exchange into, and not properly withdrawn from, the Offer, including 107,450 NGT Depositary Units tendered for exchange through notices of guaranteed delivery. The NGT Depositary Units tendered for exchange represent approximately 25.4% of the outstanding NGT Depositary Units. All NGT Depositary Units validly tendered for exchange in the Offer (other than NGT Depositary Units tendered for exchange through notices of guaranteed delivery) have been accepted for exchange, and ECA expects to pay the exchange consideration promptly for all such NGT Depositary Units. NGT Depositary Units validly tendered for exchange in satisfaction of notices of guaranteed delivery will also be accepted for exchange, and ECA expects to pay the exchange consideration promptly for all such NGT Depositary Units.

About ECA Marcellus Trust I:

ECT is a Delaware statutory trust formed by the Company to own royalty interests in natural gas properties owned by the Company in the Marcellus Shale formation in Greene County, Pennsylvania, and is entitled to receive certain amounts of the proceeds attributable to The Company’s interest in the sale of production from the properties.

About Energy Corporation of America:

Energy Corporation of America is a long established Appalachian operator with over 4,400 producing wells, 5,000 miles of pipelines and has an aggregate leasehold position of more than 1,000,000 acres in the Appalachian Basin. The Company also operates in Texas, the Northern Rocky Mountains and Australasia. Additional information is available at energycorporationofamerica.com.

Additional Information

In connection with the Offer, the Company and ECT filed a registration statement with the Securities and Exchange Commission on Form S-4 (File No. 333-185397) relating to the ECT

Common Units to be issued to holders of NGT Depositary Units in the Offer. Investors and security holders of NGT are advised to read these disclosure materials (including any amendments and other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents related to the Offer filed by the Company with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents related to the Offer may also be obtained upon request by contacting D.F. King & Co., Inc. toll free at (800) 697-6975.

Raymond James & Associates, Inc. has served as dealer manager for the Offer.